UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES ACT OF 1934

(Amendment No. 5)

APTOSE BIOSCIENCES INC.

(Name of the Issuer)

Aptose Biosciences Inc.

Hanmi Science Co. Ltd.

Hanmi Pharmaceutical Co. Ltd.

HS North America Ltd.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

03835T200

(CUSIP Number of Class of Securities)

William G. Rice Aptose Biosciences Inc. 66 Wellington Street West, Suite 5300 TD Bank Tower, Box 48 Toronto, Ontario M5K 1E6 Canada Tel: (647) 479-9828	Han Kim Hanmi Science Co. Ltd. Hanmi Pharmaceutical Co. Ltd. HS North America Ltd. c/o Hanmi Pharmaceutical Co. Ltd. 14 Wiryeseong-daero, Songpa-gu, Seoul, 05545, Republic of Korea Tel: +82 2 410 0391

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

David S. Bakst Ryan H. Ferris	Keith R. Chatwin Stikeman Elliott LLP	Dan M. Miller Dorsey & Whitney LLP	Charles Antoine Soulière McCarthy Tétrault LLP

Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 506-2500	4200 Bankers Hall West, 888 -3rd Street S.W., Calgary, AB T2P 5C5 Canada Tel: (403) 266-9088	1400 Wewatta Street Suite 400 Denver, CO 80202-5549 Tel: (604) 630-5199	Suite 4000 500 Grande Allée E, 9th Floor Québec QC, G1R 2J7, Canada Tel: (418) 521-3028

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 (the “Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Aptose Biosciences Inc., a corporation existing under the laws of Canada under the Canada Business Corporations Act (the “CBCA,” and, such entity, “Aptose” or the “Company”) and the issuer of the common shares, no par value (the “Company common shares”) that is the subject of the Rule 13e-3 transaction; (2) Hanmi Pharmaceutical Co. Ltd., a corporation existing under the laws of the Republic of Korea (the “Parent”); and (3) HS North America Ltd., a corporation incorporated under the Business Corporations Act (Alberta) (“ABCA”) and the wholly owned subsidiary of Parent (such entity, the “Purchaser”).

This Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the closing of the transaction subject to this Transaction Statement.

All information set forth in this Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

SCHEDULE 13E-3 ITEMS

Item 15.	Additional Information

Regulation M-A Item 1011

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On June 30, 2026, the Company consummated the Arrangement pursuant to the terms of the Arrangement Agreement and the Purchaser has acquired all the issued and outstanding common shares, without par value per share (the “Common Shares”), of the Company, other than Common Shares beneficially owned or controlled by Parent or any of its affiliates. At the effective time of the Arrangement (the “Effective Time”), each share of the Company’s Common Shares issued and outstanding immediately prior to the Effective Time, other than Common Shares beneficially owned or controlled by Parent or any of its affiliates, was converted into the right to receive C$2.41 in cash, subject to applicable withholdings and other source deductions.

As a result of the Arrangement, the Company’s Common Shares will be delisted from the NEX board of the Toronto Stock Exchange on or about July 3, 2026. The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.

In addition, on June 30, 2026, the Company issued a press release announcing the consummation of the Arrangement, and such press release is filed as Exhibit (a)(2)(xxvii).

Item 16.	Exhibits

The following exhibits are filed herewith:

(a)(2)(i)	Definitive Proxy Statement of the Company , Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on February 24, 2026 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)*	Current Report on Form 8-K, dated November 19, 2025 (filed with the SEC on November 19, 2025 and incorporated herein by reference).

(a)(2)(vi)*	Press release dated November 19, 2025 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated November 19, 2025 and incorporated herein by reference).

(a)(2)(vii)*	Current Report on Form 8-K dated November 24, 2025 (filed with the SEC on November 25, 2025 and incorporated herein by reference)

(a)(2)(viii)*	Current Report on Form 8-K dated December 19, 2025 (filed with the SEC on December 19, 2025 and incorporated herein by reference)

(a)(2)(ix)*	Press release dated December 19, 2025 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated December 19, 2025 and incorporated herein by reference).

(a)(2)(x)	Current Report on Form 8-K dated February 23, 2026 (filed with the SEC on February 24, 2026 and incorporated herein by reference).

(a)(2)(xi)	Press Release dated February 23, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 23, 2026 and incorporated herein by reference).

(a)(2)(xii)	Current Report on Form 8-K dated March 19, 2026 (filed with the SEC on March 19, 2026 and incorporated herein by reference).

(a)(2)(xiii)	Press Release dated March 19, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 19, 2026 and incorporated herein by reference).

(a)(2)(xiv)	Current Report on Form 8-K dated March 23, 2026 (filed with the SEC on March 23, 2026 and incorporated herein by reference).

(a)(2)(xv)	Press Release dated March 23, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 19, 2026 and incorporated herein by reference).

(a)(2)(xvi)	Current Report on Form 8-K dated March 31, 2026 (filed with the SEC on March 31, 2026 and incorporated herein by reference).

(a)(2)(xvii)	Press Release dated March 31, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 31, 2026 and incorporated herein by reference).

(a)(2)(xviii)	Current Report on Form 8-K dated April 30, 2026 (filed with the SEC on April 30, 2026 and incorporated herein by reference).

(a)(2)(xix)	Press Release dated April 30, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated April 30, 2026 and incorporated herein by reference).

(a)(2)(xx)	Current Report on Form 8-K dated May 13, 2026 (filed with the SEC on May 13, 2026 and incorporated herein by reference).

(a)(2)(xxi)	Press Release dated May 13, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 13, 2026 and incorporated herein by reference).

(a)(2)(xxii)	Current Report on Form 8-K dated May 29, 2026 (filed with the SEC on May 29,2026 and incorporated herein by reference).

(a)(2)(xxiii)	Press Release dated May 29, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 29, 2026 and incorporated herein by reference).

(a)(2)(xxiv)	Current Report on Form 8-K dated June 15, 2026 (filed with the SEC on June 15, 2026 and incorporated herein by reference).

(a)(2)(xxv)	Press Release dated June 15, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated June 15, 2026 and incorporated herein by reference).

(a)(2)(xxvi)	Current Report on Form 8-K dated June 30, 2026 (filed with the SEC on June 30, 2026 and incorporated herein by reference).

(a)(2)(xxvii)	Press Release dated June 30, 2026 (included as Exhibit 99.2 to the Company’s Current Report on Form 8-K dated June 30, 2026 and incorporated herein by reference).

(c)(i)*	Formal Valuation and Opinion of Locust Walk Securities, LLC (included as Appendix E to the Proxy Statement and incorporated herein by reference).

(c)(ii)*	Prior Valuation (included as Appendix F to the Proxy Statement and incorporated herein by reference).

(d)(i)*	Arrangement Agreement (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(d)(ii)*	Form of Support and Voting Agreement (included as Schedule E to Appendix B to the Proxy Statement and incorporated herein by reference).

(d)(iii)*	Second Amended and Restated and Restated Investor Rights Agreement, dated March 18, 2025, by and between the Company and Parent.

(f)(i)*	Dissent Provisions of the CBCA (included as Appendix I to the Proxy Statement and incorporated herein by reference).

(f)(ii)*	Dissent Provisions of the ABCA (included as Appendix J to the Proxy Statement and incorporated herein by reference).

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2026

APTOSE BIOSCIENCES INC.

By:	/s/ William G. Rice
Name: William G. Rice
Title: Chairman, President and Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2026

HANMI SCIENCE CO. LTD.

By:	/s/ Jaekyo Kim
Name: Jaekyo Kim
Title: Chief Executive Officer

HANMI PHARMACEUTICAL CO. LTD.

By:	/s/ Sangyoun Hwang
Name: Sangyoun Hwang
Title: Chief Executive Officer

HS NORTH AMERICA LTD.

By:	/s/ Seonghoon Kim
Name: Seonghoon Kim
Title: Chief Executive Officer